Filed by The Titan Corporation

Subject Company: The Titan Corporation

Pursuant to Rule 425 under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Registration Statement File No. 001-06035

On September 15, 2003, The Titan Corporation distributed the following letter from Gene W. Ray, Chairman, President and Chief Executive Officer, to its employees concerning the proposed transaction with Lockheed Martin Corporation.

To: All Employees	Date: September 15, 2003

From:            Gene Ray, Chairman, President & CEO

Subject:          Titan’s future

Over 22 years ago, we set upon a journey to build a company whose foundation would be excellence in all endeavors, customer satisfaction, corporate integrity and respect for the individual. Through good times and bad, we have maintained those shared values to become a leading provider of systems and services of unequalled quality for national security and the security of our homeland. The innovative ideas and technologies that have emerged over the decades from Titan—coupled with leadership, team contributions and individual sacrifices—have impacted, and in some cases, literally changed the world in which we live. As I look back, I am truly humbled by the achievements, caring, courage, and in some cases, valor of our outstanding pool of talent.

Now we are entering a new chapter of our corporate history, a chapter that will allow our work force to steer their talents into a new dimension and keep pace with the world’s ever changing conditions. Our Board of Directors has accepted an offer to merge Titan with the Lockheed Martin Corporation (NYSE:LMT), a financially strong, leading systems integrator and aerospace technology firm known for its excellence around the world.

With this acquisition, Titan will become an integral part of Lockheed Martin Corporation. Our Board and management team have made a special effort to ensure that all of Titan’s current stakeholders—our employees, our customers, and our shareholders—will be well served by this merger. Because of this commitment, I am personally confident the the best interest of all, each in its own way, is being served.

Our customers will benefit significantly from our greater resources, our expanded offerings, and our enhanced capacity to serve as a result of being part of a company that had 2002 revenues of $26.6 billion. Our shareholders will receive $22 per Titan share in cash, and equivalent amount in Lockheed Martin common stock, or a combination of both—a significant premium over our present price.

Most importantly to our Board of Directors, our management team, and me—our employees will benefit as well. Most of our employees are also Titan shareholders. These employee stockholders will receive—either outright or within their Employee Stock Purchase, 401K and/or Employee Stock Ownership (ESOP) plans—the same value for their stock as other stockholders. Our employees will also enjoy and share the benefits of being part of Lockheed Martin—our nation’s largest defense contractor, whose value system is much like ours—and our employees should gain many additional career opportunities. Similar to Titan, Lockheed Martin’s work environment supports empowerment and technical creativity, opening growth, advancement, and career avenues that will evolve from working with a company of Lockheed Martin’s size, reputation, and success

We expect this transaction to close the first quarter of next year, subject to government regulatory reviews and other conditions, including approval by our shareholders. Until the transaction closes, we will continue growing and building our businesses as usual.

I am extremely proud of Titan, which has been part of my life—my family—for so long. It’s been exciting and awesome to see Titan’s growth, and to watch remarkably creative people who are enthusiastic about coming up with new ideas and doing a great job. But I believe the future will be even more exciting, and it’s time to move forward. We have a great team and enormous talent all poised to meet tomorrow’s national security needs. Let’s keep it going!

Where You Can Find More Information

Lockheed Martin and Titan will file with the Securities and Exchange Commission a proxy statement/prospectus and other documents regarding the proposed business combination transaction referred to in the foregoing information. Investors and security holders are urged to read the proxy statement/prospectus when it becomes available, because it will contain important information. A definitive proxy statement/prospectus will be sent to security holders of Titan seeking their approval of the transaction. Investors and security holders may obtain a free copy of the definitive proxy statement/prospectus (when they are available) and other documents filed by Lockheed Martin and Titan with the Commission at the Commission’s web site at www.sec.gov. In addition, shareholders and investors may obtain free copies of the documents filed with the SEC by Titan by contacting, The Titan Corporation, 3033 Science Park Rd., San Diego, CA 92121, Attention: Investor Relations. Shareholders and investors may obtain free copies of the documents filed with the SEC by Lockheed Martin by contacting Lockheed Martin Corporation, 6801 Rockledge Drive, Bethesda, MD 20817, Attention: Corporate Secretary.

Titan and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Titan stockholders. Collectively, as of April 4, 2003, the beneficial ownership of the directors and executive officers of Titan was approximately 6.3%. Stockholders may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when it becomes available.